UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

TRANSENTERIX, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

89366M201

(CUSIP Number)

December 31, 2015

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 89366M201

(1)	Names of reporting persons. Intersouth Partners VII, L.P.
(2)	Check the appropriate box if a member of a group (see instructions): (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power: 0
(6) Shared voting power: 3,938,981
(7) Sole dispositive power: 0
(8) Shared dispositive power: 3,938,981
(9)	Aggregate amount beneficially owned by each reporting person: 3,938,981
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions): Not Applicable
(11)	Percent of class represented by amount in Row (9): 3.93%(1)
(12)	Type of reporting person (see instructions): PN

(1) Based on 100,149,453 shares of Common Stock outstanding as of December 31, 2015.

CUSIP No. 89366M201

(1)	Names of reporting persons. Intersouth Associates VII, LLC
(2)	Check the appropriate box if a member of a group (see instructions): (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power: 0
(6) Shared voting power: 3,938,981
(7) Sole dispositive power: 0
(8) Shared dispositive power: 3,938,981
(9)	Aggregate amount beneficially owned by each reporting person: 3,938,981
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions): Not Applicable
(11)	Percent of class represented by amount in Row (9): 3.93%(1)
(12)	Type of reporting person (see instructions): OO

(1) Based on 100,149,453 shares of Common Stock outstanding as of December 31, 2015.

CUSIP No. 89366M201

(1)	Names of reporting persons. Dennis Dougherty
(2)	Check the appropriate box if a member of a group (see instructions): (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization: United States of America
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power: 0
(6) Shared voting power: 3,973,981(2)
(7) Sole dispositive power: 0
(8) Shared dispositive power: 3,973,981(2)
(9)	Aggregate amount beneficially owned by each reporting person: 3,973,981(2)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions): Not Applicable
(11)	Percent of class represented by amount in Row (9): 3.97%(1)
(12)	Type of reporting person (see instructions): IN

(1) Based on 100,149,453 shares of Common Stock outstanding as of December 31, 2015.

(2) Includes vested stock options to acquire 35,000 shares of Common Stock.

CUSIP No. 89366M201

(1)	Names of reporting persons. Mitch Mumma
(2)	Check the appropriate box if a member of a group (see instructions): (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization: United States of America
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power: 0
(6) Shared voting power: 3,938,981
(7) Sole dispositive power: 0
(8) Shared dispositive power: 3,938,981
(9)	Aggregate amount beneficially owned by each reporting person: 3,938,981
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions): Not Applicable
(11)	Percent of class represented by amount in Row (9): 3.93%(1)
(12)	Type of reporting person (see instructions): IN

(1) Based on 100,149,453 shares of Common Stock outstanding as of December 31, 2015.

Item 1.

(a)	Name of Issuer:

TransEnterix, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

635 Davis Drive, Suite 300, Morrisville, North Carolina 27560

Item 2.

(a)	Name of Persons Filing:

Intersouth Partners VII, L.P. (“ISP VII”)

Intersouth Associates VII, LLC (“ISA VII, LLC”)

Dennis Dougherty

Mitch Mumma

(b)	Address of Principal Business Office or, if none, Residence:

For each of the Reporting Persons:

102 City Hall Plaza, Suite 200

Durham, NC 27701

(c)	Citizenship:

ISP VII = Delaware

ISA VII, LLC = Delaware

Dennis Dougherty = United States of America

Mitch Mumma = United States of America

(d)	Title of Class of Securities:

Common Stock, par value $0.001 per share

(e)	CUSIP Number:

89366M201

Item 3.

Not applicable.

Item 4.

(a)	Amount beneficially owned:

ISP VII directly beneficially owns 3,938,981 shares of Common Stock, or approximately 3.93% of the Common Stock outstanding, ISA VII, LLC, as the general partner of ISP VII, may be deemed to indirectly beneficially own the securities owned by ISP VII. Messrs. Dougherty and Mumma, as managing members of ISA VII, LLC, may be deemed to indirectly beneficially own the securities owned by ISP VII. In addition, Mr. Dougherty, a non-employee director of TransEnterix, Inc., holds vested stock options to acquire 35,000 shares of Common Stock.

Each of (i) ISP VII, (ii) ISA VII, LLC, and (iii) Messrs. Mumma and Dougherty, may be deemed to share the power to vote or direct the voting of, and to dispose or direct the disposition of, the securities of Issuer that are directly beneficially owned by ISP VII. Each of Messrs. Dougherty and Mumma disclaims beneficial ownership of all securities other than those he owns by virtue of his indirect pro rata interest as a member of ISA VII, LLC.

(b)	Percent of class:

3.93% (based on 100,149,453 shares of Common Stock outstanding as of December 31, 2015.).

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

0

(ii)	Shared power to vote or to direct the vote

3,938,981 (See Item 4(a))

(iii)	Sole power to dispose or to direct the disposition of
0

(iv)	Shared power to dispose or to direct the disposition of

3,938,981 (See Item 4(a))

Item 5.    Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  –  ☒

Because of issuances of additional shares of Common Stock to third parties during 2015, the reporting persons now have or share voting or investment power over less than 5.0% of the outstanding Common Stock of the Issuer, and this filing constitutes an exit filing.

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

See Item 4(a).

Item 8.    Identification and Classification of Members of the Group.

Not applicable.

Item 9.    Notice of Dissolution of Group.

Not applicable.

Item 10.  Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Signature

After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement with respect to such person is true, complete and correct.

February 5, 2016

INTERSOUTH PARTNERS VII, L.P. By: Intersouth Associates VII, LLC, its General Partner

By:	/s/ Dennis Dougherty
Name:	Dennis Dougherty
Title:	Member Manager

INTERSOUTH PARTNERS VII, L.P. By: Intersouth Associates VII, LLC, its General Partner

By:	/s/ Mitch Mumma
Name:	Mitch Mumma
Title:	Member Manager

/s/ Dennis Dougherty
Dennis Dougherty

/s/ Mitch Mumma
Mitch Mumma

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).